

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2019

Michael Favish
Chief Executive Officer
Guardion Health Sciences, Inc.
15150 Avenue of Science, Suite 200
San Diego, CA 92128

    Re: Guardion Health Sciences, Inc.
      Registration Statement on Form S-1
      Filed July 3, 2019
      File No. 333-232544

Dear Mr. Favish:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Ada D. Sarmento at 202-551-3798 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Healthcare & Insurance

cc: David I. Sunkin, Esq.